[Letterhead of Simpson Thacher & Bartlett LLP]
April 30, 2010
VIA EDGAR
Mr. Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Correspondence from SEC Staff dated
April 23, 2010 and November 18, 2009 regarding
United America Indemnity, Ltd.
Form 10-K for the year ended 12/31/2008
Filed March 10, 2009
File No. 000-50511
Dear Mr. Riedler:
          On behalf of United America Indemnity, Ltd. (the “Company”), we are providing the following responses to your comment letter dated April 23, 2010 regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 10, 2009. To assist your review, we have retyped the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by the Company.
Base Salary, page 150
1.	Please expand your draft disclosure to include the performance factors considered by the Compensation Committee in electing to award Mr. McGeehan a merit increase in April 2009, and disclose the amount of that increase.

In response to the Staff’s comment, the Company will include the following language under “Base Salary” in its proxy statement on Schedule 14A for the 2010 Annual General Meeting (the “2010 Proxy Statement”) in addition to the previously submitted language:
In April 2009, upon the recommendation of management, the Compensation Committee, in its discretion, awarded Mr. McGeehan a 3% merit increase in base salary in recognition of his outstanding dedication and performance and his contributions to the Company, particularly with respect to the successful execution of his responsibilities as interim Chief Financial Officer.
Long-Term Incentives, page 150
2.	Please expand your draft disclosure to include:
•	The target percentage of base salary for Mr. McGeehan under the return on equity bonus plan;

•	Whether or not he achieved, and the extent of achievement of, the 10% return on equity target set for Mr. McGeehan under the Share Incentive Plan;

•	How the Compensation Committee used the achievement level of the 10% return on equity target to determine the amount of restricted stock awarded to Mr. McGeehan under the Share Incentive Plan, and that amount that was awarded under the plan, if applicable;

•	The name of the second plan that all the named executive officers participate in;

•	The percentage of base salary for each of the named executive officers that participates in the accident year look-back plan;

•	How the Compensation Committee, “determined that the targets for...the 2006 accident year look-back were met”;

•	How the Compensation Committee used the achievement of the targets of the 2006 accident year look-back to determine the amounts of the restricted stock awards to the named executive officers; and

•	The actual amounts granted to the other named executive officers besides Mr. McGeehan.
In response to the Staff’s comment, the Company will revise the previously submitted language under “Long-term Equity Compensation” in its 2010 Proxy Statement as set forth in Annex A to this letter. To assist the Staff’s review, this revised disclosure will clarify the following in response to each bullet point in italics below:
•	The target percentage of base salary for Mr. McGeehan under the return on equity bonus plan;

For the 2009 performance year, Mr. McGeehan was eligible to receive stock awards pursuant to the Share Incentive Plan on the basis of the following two performance components: (1) return on equity equal to at least 10% and (2) the results of an “accident year” look-back. Although the Company did not award any stock to Mr. McGeehan on the basis of the return on equity component of 2009 performance because return on equity results did not exceed the minimum 10% performance threshold, the return on equity component provided Mr. McGeehan with a range of bonus opportunities starting at 9% of his base salary if return on equity was equal to 10% and continuing up to 50% of his base salary if return on equity was 15% or greater. With respect to the second component, as of December 31, 2012, the Company will recalculate losses and loss adjustment expenses and operating income for 2009. Fully vested stock will be granted to Mr. McGeehan in 2013 in respect of the 2009 accident year look-back as long as (1) losses and loss adjustment expenses for the 2009 accident year are no greater than those which were originally presented for the 2009 accident year, (2) operating income for the 2009 accident year is at least 85% of planned operating income and (3) Mr. McGeehan continues to be employed and in good standing. The tentative award level for Mr. McGeehan for the 2009 accident year look-back is 15.5% of his base salary, or $46,500, which (based on the Company’s stock price as of December 31, 2009) would result in a grant of 5,871 shares.

•	Whether or not he achieved, and the extent of achievement of, the 10% return on equity target set for Mr. McGeehan under the Share Incentive Plan;

Because the Company’s actual return on equity achievement for 2009 was less than 10%, the Company did not achieve its minimum 10% return on equity target for 2009.

•	How the Compensation Committee used the achievement level of the 10% return on equity target to determine the amount of restricted stock awarded to Mr. McGeehan under the Share Incentive Plan, and that amount that was awarded under the plan, if applicable;

Because the Company did not achieve its minimum 10% return on equity target for 2009, the Company did not award any stock to Mr. McGeehan in connection with the return on equity component of 2009 performance.

•	The name of the second plan that all the named executive officers participate in;

The Company makes all equity awards to named executive officers pursuant to the Share Incentive Plan.

•	The percentage of base salary for each of the named executive officers that participates in the accident year look-back plan;

For the 2006 performance year, Messrs. Santora and McGeehan were the only named executive officers eligible to receive stock awards in connection with the accident year look-back component. Although Mr. Santora is not eligible to receive equity awards in connection with the accident year look-back component for 2009 performance, he was eligible for such awards for 2006, prior to his becoming Senior Vice President, and then President, of Wind River. In 2010, following the re-evaluation of 2006 accident year performance, Mr. Santora was awarded 375 shares of fully vested stock, with a grant date fair value equal to $2,565, in respect of 2006 accident year performance, and Mr. McGeehan was awarded 2,122 shares of fully vested stock, with a grant date fair value equal to $14,514, in respect of 2006 accident year performance.

•	How the Compensation Committee, “determined that the targets for...the 2006 accident year look-back were met”;

To determine the amounts of the accident year look-back equity awards expected to be granted pursuant to the Share Incentive Plan, the Company calculates losses and loss adjustment expenses and operating income at the end of an accident year. Three years later, the Company recalculates losses and loss adjustment expenses and operating income. The applicable shares of fully vested stock will be awarded at that time as long as (1) losses and loss adjustment expenses for the specified accident year are no greater than those which were originally presented for the specified accident year, (2) operating income for the specified accident year is at least 85% of planned operating income and (3) the awardees continue to be employed and in good standing. For the 2009 accident year look-back, shares will ultimately be awarded to Mr. McGeehan in 2013 based upon the certification of the relevant targets as of December 31, 2012. With respect to the 2009 accident year, Mr. McGeehan is eligible to receive a stock award in 2013 with a value equal to between 15% and 25% of his annual base salary at December 31, 2009, based upon the achievement of between 85% and 100% of planned operating income. The tentative award level for Mr. McGeehan for the 2009 accident year look-back component was 15.5% of his base salary, or $46,500, which equals a tentative grant of 5,871 shares of stock.

•	How the Compensation Committee used the achievement of the targets of the 2006 accident year look-back to determine the amounts of the restricted stock awards to the named executive officers; and

At the end of the 2006 accident year, the Company made a tentative determination regarding the awards that Messrs. Santora and McGeehan would receive in connection with the 2006 accident year look-back. When they were re-measured in 2009, 2006 accident year losses were $34.0 million lower than those originally reported. To determine whether the accident year look-back awards related to the 2006 accident year should be granted, the Compensation Committee was provided a schedule that disclosed that, based on the re-measurement, operating income for the 2006 accident year would have been $27.4 million higher as a result of lower accident year losses. Based on the certification of these targets as of December 31, 2009, the Company confirmed the tentative amounts of the stock awards for the 2006 accident year and, in 2010, granted 375 shares of fully vested stock to Mr. Santora and 2,122 shares of fully vested stock to Mr. McGeehan.

•	The actual amounts granted to the other named executive officers besides Mr. McGeehan.

Each of Messrs. Frakes, Myers, Santora and Reynolds is eligible to receive equity awards pursuant to the Share Incentive Plan in connection with his annual bonus opportunity. In general, one-third of each bonus is payable in restricted stock with the remaining two-thirds payable in cash. The aggregate amounts of such bonuses for Messrs. Frakes, Myers, Santora and Reynolds are determined on the basis of performance targets set forth in their respective employment agreements and described above under “Annual Cash Bonus Incentives.” Restricted stock granted as part of such annual bonus awards generally vests in increments of 25% per year over four years. The following awards were granted in 2010 to named executive officers other than Mr. McGeehan with respect to 2009 performance on the basis of the performance of each named executive officer in relation to the performance criteria set forth above under “Annual Cash Bonus Incentives”: (1) Mr. Frakes was awarded a total bonus of $1,575,000, with $350,000 awarded in restricted stock; (2) Mr. Myers was awarded a total bonus of $200,000, with $66,667 awarded in restricted stock; (3) Mr. Santora was awarded a total bonus of $100,000, all of which was in cash; and (4) Mr. Reynolds did not meet his bonus targets for 2009 and did not receive a bonus.

          The Company is aware of its obligations under the Securities Exchange Act of 1934, as amended.
          The Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Please do not hesitate to call the undersigned at (212) 455-7113 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.
Very truly yours,
/s/ Gary Horowitz
Gary Horowitz

cc:	Michael Rosenthall, Securities and Exchange Commission Thomas McGeehan, United America Indemnity, Ltd. Robert Hughes, United America Indemnity, Ltd. Linda Hohn, United America Indemnity, Ltd.

Annex A
Long-term Equity Incentives
          Because short-term results do not, by themselves, accurately reflect the performance of a company in our industry or the return realized by our shareholders, our executive officers are also eligible to receive equity awards under our Share Incentive Plan. Equity awards are an important component of our compensation policies and are designed to motivate recipients to act from the perspective of a long-term owner. We also believe that providing executive officers with equity ownership: (1) serves to align the interests of executive officers with shareholders by creating a direct link between compensation and shareholder return, (2) creates a significant, long-term interest in our success and (3) aids in the retention of key executive officers in a competitive market for executive talent.
          The Compensation Committee approves all grants of equity compensation to our executive officers and employees as it deems appropriate to achieve the goals set forth above and establishes the time or times at which equity will be awarded under our Share Incentive Plan. To promote our goals of attracting and retaining talented executives, equity awards usually vest over certain periods of time subject to continued employment in good standing, with vesting contingent in certain instances on the attainment of performance goals. Equity awards that are made upon an executive’s commencement of employment are also often contingent on the executive’s purchase of restricted stock to ensure that the executive is a shareholder with a significant personal investment in UAI.
          We make all equity grants to our named executive officers pursuant to the Share Incentive Plan. Each of Messrs. Frakes, Myers, Santora and Reynolds is eligible to receive equity awards pursuant to the Share Incentive Plan in connection with his annual bonus opportunity. Such annual bonus opportunities are described in more detail above under “Annual Cash Bonus Incentives.” In general, one-third of each bonus is payable in restricted stock with the remaining two-thirds payable in cash. The aggregate amounts of such bonuses for Messrs. Frakes, Myers, Santora and Reynolds are determined on the basis of performance targets set forth in their respective employment agreements and described above under “Annual Cash Bonus Incentives.” Restricted stock granted as part of such annual bonus awards generally vests in increments of 25% per year over four years. The following awards were granted in 2010 to named executive officers other than Mr. McGeehan with respect to 2009 performance on the basis of the performance of each named executive officer in relation to the performance criteria set forth above under “Annual Cash Bonus Incentives”: (1) Mr. Frakes was awarded a total bonus of $1,575,000, with $350,000 awarded in restricted stock; (2) Mr. Myers was awarded a total bonus of $200,000, with $66,667 awarded in restricted stock; (3) Mr. Santora was awarded a total bonus of $100,000, all of which was in cash; and (4) Mr. Reynolds did not meet his bonus targets for 2009 and did not receive a bonus. Although Mr. McGeehan’s employment agreement sets forth his bonus opportunities, the terms thereof, including the portion payable in restricted stock, if any, is set by the Board of Directors annually. See “Annual Cash Bonus Incentives” for a description of the performance targets for 2009 for each of our named executive officers.

          For the 2009 performance year, Mr. McGeehan is the only named executive officer eligible to receive stock awards pursuant to the Share Incentive Plan on the basis of the following two performance components: (1) return on equity equal to at least 10% and (2) the results of an “accident year” look-back. The return on equity component of 2009 performance provided Mr. McGeehan with a range of bonus opportunities starting at 9% of his base salary if return on equity was equal to 10% and continuing up to 50% of his base salary if return on equity was 15% or greater. Because the Company did not achieve the minimum return on equity target of 10% for 2009, the Company did not award any stock to Mr. McGeehan in connection with the return on equity component of 2009 performance.
          With respect to the second component, as of December 31, 2012, the Company will recalculate losses and loss adjustment expenses and operating income for 2009. With respect to the 2009 accident year, Mr. McGeehan is eligible to receive stock with a value equal to between 15% and 25% of his annual base salary at December 31, 2009, based upon the achievement of between 85% and 100% of planned operating income. Fully vested stock will be granted to Mr. McGeehan in 2013 as long as (1) losses and loss adjustment expenses for the 2009 accident year are no greater than those which were originally presented for the 2009 accident year, (2) operating income for the 2009 accident year is at least 85% of planned operating income and (3) Mr. McGeehan continues to be employed and in good standing. The tentative award level for Mr. McGeehan for the 2009 accident year look-back component is 15.5% of his base salary, or $46,500, which (based on the Company’s stock price as of December 31, 2009) would result in a grant of 5,871 shares.
          For the 2006 performance year, Messrs. Santora and McGeehan were the only named executive officers eligible to receive stock awards in connection with the accident year look-back component. Although Mr. Santora is not eligible to receive equity awards in connection with the accident year look-back component for 2009 performance, he was eligible for such awards for 2006, prior to his becoming Senior Vice President, and then President, of Wind River. In 2010, following the re-evaluation of 2006 accident year performance, Mr. Santora was awarded 375 shares of fully vested stock, with a grant date fair value equal to $2,565, in respect of 2006 accident year performance, and Mr. McGeehan was awarded 2,122 shares of fully vested stock, with a grant date fair value equal to $14,514, in respect of 2006 accident year performance.
          With respect to stock options, the Compensation Committee sets the exercise price per share at the closing price of our stock on the date of grant. In accordance with an amendment to our Share Incentive Plan, which was approved by shareholders at an Extraordinary General Meeting held on January 28, 2008, stock options may be repriced without shareholder approval. When the Company selects equity grant dates or the Compensation Committee convenes a meeting, it does not consider material non-public information or the pending release of such information.

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